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                           March 25, 2022

       Jill Putman
       Chief Financial Officer
       Jamf Holding Corp.
       100 Washington Ave S, Suite 1100
       Minneapolis, MN 55401

                                                        Re: Jamf Holding Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-39399

       Dear Ms. Putman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 79

   1. You disclose non-GAAP Gross Profit Margin and non-GAAP Operating Income Margin
                                                        but do not disclose the
comparable GAAP margins, here or in Exhibit 99.1 of the Form 8-
                                                        K furnished March 1,
2022. Please revise to include the comparable GAAP margin
                                                        measures with greater
prominence. Also, revise your disclosures in Exhibit 99.1 to disclose, with greater
prominence, the comparable GAAP measure for unlevered free cash flow as a percentage of
revenue. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
                                                        Question 102.10 of the
Non-GAAP C&DIs. Also, ensure that you disclose the
                                                        comparable GAAP margin
for any non-GAAP margins presented in the Earnings Call and
                                                        Investor Presentations
included on your website. Refer to Rule 100(a) of Regulation G.
 Jill Putman
Jamf Holding Corp.
March 25, 2022
Page 2
2. We note that your non-GAAP tax rate for 2021 was only 6%. Please tell us how this is consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. In this regard, your tax adjustment should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.
Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page 106

3. You disclose on page 71 that you updated how you deliver the Jamf Connect product, which results in less revenue recognized upfront as on-premise subscription revenue and
         that    this    revenue will now be recognized ratably over the term
of the subscription.
         Please tell us how the delivery of Jamf Connect was updated such that the revenue recognition changed. In this regard, explain to us what the performance obligations are in this offering, how each are recognized, and why there was a change to your policy.
         Also tell us the amount of revenue recognized for this product for each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameJill Putman                                 Sincerely,
Comapany NameJamf Holding Corp.
                                                              Division of
Corporation Finance
March 25, 2022 Page 2                                         Office of
Technology
FirstName LastName